Filed pursuant to Rule 433

Registration Statement No. 333-196600

June 22, 2015

FINAL TERM SHEET

WINTRUST FINANCIAL CORPORATION

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D

Issuer:	Wintrust Financial Corporation

Security:	Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, no par value, of the Issuer (the “Preferred Stock”)

Expected Rating (Fitch):*	B+

Aggregate Liquidation Preference:	$125,000,000 (5,000,000 shares of Preferred Stock)

Liquidation Preference Per Share :	$25

Term:	Perpetual

Dividend Rate (Non-Cumulative):

From June 25, 2015 to, but excluding July 15, 2025, at a rate equal to 6.5% per annum, and from and including July 15, 2025, at a floating rate equal to three-month LIBOR (as defined in the preliminary prospectus supplement dated June 22, 2015) plus a spread of 4.06% per annum, in each case, only when, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof.

Dividend Payment Dates:	January 15, April 15, July 15, and October 15, commencing October 15, 2015

Day Count Convention:	30/360 to but excluding July 15, 2025; and, thereafter, a 360-day year and the number of days actually elapsed.

Trade Date	June 22, 2015

Settlement Date:	June 25, 2015 (T+3)

Optional Redemption:

The Issuer may redeem the Preferred Stock, (i) in whole or in part, from time to time, on any dividend payment date on or after July 15, 2025, or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event” (as defined in the preliminary prospectus supplement dated June 22, 2015), in each case at a redemption price equal to $25 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date. The holders of the Preferred Stock will not have the right to require redemption or repurchase of the Preferred Stock.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Preferred Stock.

No Option To Purchase Additional Shares:	The underwriters will not have an option to purchase any additional shares of Preferred Stock.

Listing:

The Issuer has applied to list the Preferred Stock on the NASDAQ Global Select Market under the symbol “WTFCM.” Trading of the Preferred Stock on the NASDAQ Global Select Market is expected to commence within a 30-day period after the original issuance date of the Preferred Stock.

Public Offering Price:	$25 per share of Preferred Stock

Underwriting Discounts and Commissions(1):	3.15% / $0.7875 per share of Preferred Stock

Net Proceeds (before expenses) to Issuer(2):	$121,062,500

Joint Book-Running Managers:	Incapital LLC and U.S. Bancorp Investments, Inc.

CUSIP/ISIN for the Preferred Stock:	97650W405/US97650W4050

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(1)	The underwriting discount per share for sales to institutional investors will be 2.35% / $0.5875.
(2)	To the extent of sales to institutional investors, the net proceeds will be more than the total shown above.

Wintrust Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents Wintrust Financial Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about Wintrust Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Incapital LLC toll-free at 1-877-878-9000 or emailing prospectus_requests@incapital.com or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

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